Penokee Skiing Group Business Plan
The Whitecap Mountains Ski and Golf Resort
2019

Overview

Penokee Skiing Group LLC (PSg) will build and operate a profitable, upscale, Midwest destination resort, capitalizing on the skiing, snowboarding, golfing, silent sports and ecotourism already in place while creating jobs, energizing the economy and improving life styles within the local community.

Our mission is to capture the existing assets of the Whitecap Mountains Recreation Inc. in Upson, Wisconsin and improve the quality to become a premiere destination resort community environment for our customers and employees.

Our short- and long-term goals are to improve the infrastructure of the ski operations, hotel, golf course and overall operations of the entity.

Additionally, at the most opportune time we will develop the 100+ available acres to expand rental and permanent residences.

History, Issues and Opportunities

Background: Whitecap Mountains Ski Resort was built in 1964. In 1966, it was acquired by the current operating entity, who added a golf course in 2007. The original ski facility had 2 trails and a t-bar to take skiers to the top of the trails.

Over the subsequent years 5 chairs lifts were added to service an additional 41 new trails whose terrain encompasses a total of 3 mountains.

Located in Lake Superior's ancient Penokee Mountain range, it rises up from Weber Lake, which is a pristine, alpine-like, spring fed lake supporting an array of aquatic activities and winter sports.

Stats: With a summit elevation of 1750 ft. and a base elevation of 1350 ft. Whitecap Mountains enjoys one of the tallest summits in northern Wisconsin. Located 8 miles south of Lake Superior this combination not only lends itself to stunning views but to average annual snowfalls which total just over 200 inches. The terrain, spread over 386 acres and 43 trails includes 33% beginner terrain, 34% intermediate terrain, 22% advanced terrain and 12% advanced expert terrain.

Whitecap Mountain's longest trail is 1 mile in length and the advanced terrain is the most challenging in the State.

Reviews: According to reviews and literature, no other resort in Wisconsin can compare to the beauty and skiing potential of Whitecap Mountains – touted as "Wisconsin's Snowiest Resort". However it is referred to by locals as "the best ski area no one has heard of".

- In 2005 **Powder Magazine** called Whitecap Mountains Ski Area "a hidden powder haven."
- **Ski Magazine** rated Whitecap Mountain's terrain as "number #1 in the Midwest."
- **Skiing Magazine**, when ranking the top ten double black diamond runs in all of North America, rated Whitecap Mountains "Dragon" as #6. In all of North America!

- No other ski area in the Midwest can compare to the terrain and setting of Whitecap Mountains.

Issues: While it has a local, almost cult like following, Whitecap Mountains is losing substantial revenue and has not had a major upgrade since 2001. Areas of the resort that can directly impact the bottom line and require an infusion of capital are most notably the infrastructure. There is a tremendous opportunity to bring the entire resort up to date utilizing the latest in snow making technology, state of the art POS systems, comprehensive ski lift upgrades, new grooming equipment, revitalization of the golf course, and upgrades to the food service opportunities that exist at the resort. This revitalization will not only impact the bottom line but will create growth not only for the local community but will open other avenues of revenue at the resort such as Mountain Biking, Conferences, Concerts and winter events.

The Solution

PSG will initially gain control of the assets through an acquisition from creditors.

- The first step is to create a Master Plan which in effect is our "roadmap" for the resort. It will lay out our plans for, the future which will aid us in building out the facility.
- Some of the items that require immediate attention are the ski lifts, the hotel and the main lodge

- Some of the items that require immediate attention are the ski lifts, the hotel and the main lodge. The ski lifts are of the utmost importance as they deliver our guests to various parts of the mountain to begin their ski experience. Snowmaking is also important as this, at the end of the day, is the product we sell. Snowmaking enables us to open earlier, keep more terrain open and close later for a longer season.
  - The hotel needs upgrades in technology, furnishings and a general deep cleaning. There are currently 12 rooms that need repair in order to be put back into availability for guests.
  - The lodge is in need of major renovation in terms of food/beverage service, traffic flow, ticketing areas and rental department upgrades. The lodge has not seen any major improvements in years and these improvements would lead to greater guest utilization of food/ beverage service. Better traffic flow would also increase foot traffic in the ski shop.
  - PSC will additionally develop the real estate either as a joint venture with a sponsor/partner or outright sell the asset once the ski and golf resorts' operations have elevated the values to an appropriate amount.

Market Potential

Overview: The ski resort industry generally classifies facilities into three categories. **Local** resorts are the smallest in scale by acreage, number of runs, vertical slope and available amenities. Those facilities draw from the smallest geographical footprint and over 90% of their lift ticket sales are from day-visits. **Regional Destination** resorts are larger in scale in all categories and typically provide over-night stay amenities on the facility as well as a number of other attractions. Although the majority of the revenue is still day-visits, the "region" of sales is larger as people are willing to drive greater distances as well as stay over at the resort. **Mega** resorts are the largest and typically have a number of facilities within one resort. These are national and international destinations. According to NSAA, the US skier/snowboarder resorts are typically broken into the following regions:



FIGURE 1
NSAA Resort Regions

Whitecap is recognized as a regional destination based on all of its metrics. It is our goal to become a Mid-West premier regional destination.

Midwest Market: Within the Midwest Market (comprised of 16 states) there are currently 118 resort facilities which saw a total of over 6.4 million skier/snowboarder visits in 2017/18 season vs 2016/2017 season of over 5.3 million skier/snowboarder visits (17% increase) according to the NSAA. There are no Mega resort destinations, 44 regional destinations, and 54 local resorts. The three leading states are Michigan, Wisconsin and Minnesota which account for 75% of the total number of resorts which draw heavily from those states as well as Illinois.







30
25
20
15
10
5
0
44
30
20
6
5
4
3
2
2
2
Michigan
Wisconsin
Minnesota
Illinois
Ohio
Iowa
South Dakota
Indiana
Missouri
North Dakota

Primary Competition (Immediate Geography and Regional)

Resort	Location	Base Elevation (ft)	Top Elevation (ft)	Annual Snowfall (ft)	Snowmaking	Vertical	Trails	Acres	Lifts	Visits
hitecap Mountain	Upson, WI	1350'	1750'	17+	90%	400'	43	300	9	5k
dianhead Mountain	Wakefield, MI	1297'	1935'	17+		638'	30	230	9	90k+
ig Powderhorn Mountain	Bessemer, MI			12+	93%	622'	42	600	9	90k+
lackjack Mountain	Bessemer, MI	1185'	1675'	17+		490'	26	170	6	90k+
ranite Peak	Wausau, WI	1224'	1924'	6+	100%	700'	75	400	7	110k
ascade Mountain	Portage, WI	820'	1280'	6+	100%	460'	45	175	10	100k
utsen Mountain	Lutsen, MN	263'	1088'	10+	100%	825'	95	1000	8	100k

Senior prices in USD	Flex Ticket	Night	Day/Night	Two Day	Three day	Season Pass
Whitecap Mountain	$ 35	$ 35	$ 45	$ 81	$ 115	$ 275
Indianhead Mountain			$ 42	$ 75	$ 95	$ 389
Big Powderhorn Mountain			$ 56	$ 106	$ 156	$ 325
Blackjack Mountain			$ 42	$ 75	$ 95	$ 389
Granite Peak	$ 58	$ 38	$ 72	$ 128	$ 188	$ 369
Cascade Mountain	$ 59	$ 29	$ 64	$ 99	$ 129	$ 421
Lutsen Mountain			$ 84			$ 389

Adult prices in USD	Flex Ticket	Night	Day/Night	Two Day	Three day	Season Pass
Whitecap Mountain	$ 50	$ 50	$ 60	$ 108	$ 153	$ 385
Indianhead Mountain			$ 49	$ 89	$ 119	$ 429
Big Powderhorn Mountain			$ 69	$ 132	$ 195	$ 399
Blackjack Mountain			$ 49	$ 89	$ 119	$ 429
Granite Peak	$ 68	$ 38	$ 82	$ 146	$ 214	$ 469
Cascade Mountain	$ 59	$ 29	$ 64	$ 99	$ 129	$ 526
Lutsen Mountain			$ 84			$ 489

Junior prices in USD	Flex Ticket	Night	Day/Night	Two Day	Three day	Season Pass
Whitecap Mountain	$ 35	$ 35	$ 45	$ 81	$ 115	$ 300
Indianhead Mountain						$ 289
Big Powderhorn Mountain	NA	NA	$ 56	$ 106	$ 156	$ 325
Blackjack Mountain						$ 289
Granite Peak	$ 48	$ 38	$ 62	$ 110	$ 162	$ 369
Cascade Mountain	$ 49	$ 29	$ 54	$ 89	$ 119	$ 421
Lutsen Mountain			$ 69			$ 369

Child prices in USD	Flex Ticket	Night	Day/Night	Two Day	Three day	Season Pass
Whitecap Mountain	$ 25	$ 25	$ 30	$ 54	$ 76	$ 210
Indianhead Mountain	Free	Free	Free	Free	Free	$ 159
Big Powderhorn Mountain			$ 44	$ 82	$ 120	$ 129
Blackjack Mountain	Free	Free	Free	Free	Free	$ 159
Granite Peak	$ 48	$ 38	$ 62	$ 110	$ 162	$ 369
Cascade Mountain	Free	Free	Free	Free	Free	
Lutsen Mountain			$ 69			$ 369

Revenue and Skier Potential – Within the Midwest, the local ski destination resorts average 20,000 ski visits per year and regional destinations average approximately 100,000 visits.

According to several state and national studies, the average daytrip skier spends between $75-85 per visit at a resort, overnight skier with their own accommodations spend between $110-120 per day and visitors staying at a commercial/hotel on a resort spend on average $220-240 per day visit.

Midwest Growth, Turn Arounds and Investments

- **The Telemark Lodge (Cable, WI)** announced in October 2017 a $47M renovation "to bring the property up to current standards, including removing the existing rooms at the lodge and replacing them with 250 modern rooms. The lobby and its iconic 55-foot tall fireplace, built from 155 tons of local stone, would be preserved."
- **Lutsen Mountain (Lutsen, MN)** announced in 2018 plans to expand their terrain from 180 acres to over 320 acres with the hopes of increasing annual skier visits from 100k to 200k visits. Included in their plans are new lifts, snowmaking and additional trails.

included in their plans are new lifts, snowmaking and additional trails.

- **Cascade Mountain (Portage, WI)** invested $9m in 2016 to add new high speed lifts, fixed grip quad, 7 new trails, expanded base lodge and new snowmaking equipment.
- **Big Powderhorn Mountain (Bessemer, MI)** invested $5m in 2015 in a new base lodge.
- **Granite Peak (Wausau, WI)** upgraded snowmaking and added an additional 60 acres/10 new runs in 2017.

The Team

David Dziuban –

David has 30 years of combined experience operating and managing ski resorts and landscaping companies. David spent 16 years working in the ski industry on the East coast building lifts, upgrading snowmaking systems and managing mountain operations year round. David's overall objective is to turn his expertise in the ski industry into a profitable and fulfilling business while creating jobs in a community that is in dire need of employing local residents with livable wages.

Dave Hataj - President, PSG Board of Directors

Dave is the second generation president and owner of Edgerton Gear, Inc., a Wisconsin based custom gear manufacturer, serving the food, paper, packaging, printing and power transmission industries, as well as many others. As a journeyman machinist by age 21, he then earned a Bachelor's Degree from the University of California-Irvine and then completed his Master's Degree from Regent College in Vancouver, B.C. focusing on Systems Theory in a Family Business context. In 2014, he earned a Doctorate of Transformational Leadership from Bakke Graduate University developing a curriculum called Craftsman with Character. The course introduces high school students to the trades and manufacturing as an excellent career path, while developing character and soft skills. Together with his wife, Tracy, they raised their 3 sons on a small farm in rural Wisconsin. Dave is also a shareholder and property owner at Whitecap.

Richard Rausch - Treasurer, PSG Board of Directors

Richard received his Sales and Marketing Degree from Willmar Community College in Willmar, Minnesota and has spent his career in Sales and Marketing mainly in the packaging and paper industries and retired in 2004. Richard served for 22 years in the U.S. Army achieving the rank of Sargent First Class. Richard was mobilized for the Iraq war in 1990 and retired from service in 1991. Richard is a shareholder in WMR.

Jim Lucas – Secretary, PSG Board of Directors

Jim has over twenty-five years of experience in the practice of Architecture. Jim has extensive background in all of the primary architectural services including design, construction document production, construction observation and contract administration. He has developed specific skills to focus more on services such as programming, space planning, code review & compliance, building and site design, project presentations, and preparation of documents and calculations for State approval and review. He resides in Wisconsin Rapids where his office is, but travels regularly to the southeast part of the State for work. Jim has three kids, two are done with their education with the youngest still in high school. He is a hobby artist, enjoys playing with a welder and torch to create outdoor sculptures from found objects. Jim has been skiing at Whitecap Mountains with his parents and siblings since the late 1960's. He knows the area well and is sincerely interested in making sure that its beauty and family centered events continue for generations to come.

The Financials

Penokee Skiing Group will be seeking three rounds of financing to accomplish its immediate and long-term goals. The first round will be a capital raise of $1.5M. This will be an equity round focusing on current shareholders as well as "friends and family."

PSC will also be planning for additional capital for improvements including:

- 2018 - approximately $5M in debt, grant and other financing options.
- 2019 - approximately $2M additional capital via investments and additional grants.

A Master Plan will be one of the first objectives with the initial capital raised to provide the proper roadmap of improvements. Renovation will be accomplished in stages in order to budget properly. The primary stage will include major repairs or replacement of key machinery, such as the chair lifts, grooming and snowmaking equipment. Part of the professional assessment will include a determination if it is financially feasible to renovate the lodge versus razing it and building a new structure. The final two stages will include renovation/replacement of the current hotel and expansion of the existing golf course. With proper capital for improvements, the company will be operationally profitable within 12 months and continue to grow in profitability year over year.

(An additional $600,000 of expense is included to pay of 50% of the deferred note owned by a friendly creditor, who acquired the notes from Security State Bank).

The land development is not listed in these projections and can account for significant value and revenue. Although a specific value is currently undetermined, it is our best estimate that upon renovations of the skiing facilities, the average acre of developable land will have a value of $50,000 per acre and above. With over 100 acres available for development this could be a significant asset to sell or create a joint venture to develop internally at a time in the near future.

Exit Potential: In 2017 there were a number of ski resort acquisitions. The average exit valuation for the resorts was between 8.5-15 times (multiple) earnings plus $120,000 per acre of developable land. According to our projections, this would suggest that Penokee Skiing Company could be worth $24M - $32.6M at the end of year 4 which equates to approximately a 24%-39.5% IRR for investors (without any interim distributions for the first four years).